15027304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 NW 11th Ave
(No. and Street)

Portland (City) OR (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 13 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

VEBER PARTNERS, LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

TOGETHER WITH AUDITOR'S REPORT

OATH OR AFFIRMATION

I, Gayle Veber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veber Partners LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DESIREE ADELE VIELMETTI
NOTARY PUBLIC-OREGON
COMMISSION NO. 480258
MY COMMISSION EXPIRES AUGUST 19, 2017

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Veber Partners, LLC

We have audited the accompanying statement of financial condition of Veber Partners, LLC (the "Company") as of December 31, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Veber Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Veber Partners, LLC's financial statements. The supplemental information is the responsility of Veber Partners, LLC's management. Our audit proccedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 24, 2015

VEBER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:	
Cash	$ 57,983
Accounts receivable, net of reserve of $24,087	124,231
Total current assets	182,214
FURNITURE AND EQUIPMENT	72,638
Less-Accumulated depreciation	(66,493)
Net furniture and equipment	6,145
NON-MARKETABLE SECURITIES (Note 5)	2
Total assets	$188,361

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 3,133
Accrued SIPC fee	1,447
Total current liabilities	4,580
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	183,781
Total liabilities and equity	$188,361

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Financial consulting and retainer fees	$145,497
Success fees	250,000
Total revenue	395,497
OPERATING EXPENSES:	
Employee compensation and benefits	178,795
Payroll taxes	13,820
Member compensation and benefits	1,437
Advertising and promotion	3,590
Professional and consulting fees	30,490
Rent	101,400
General and administrative expense	110,447
Depreciation	3,825
Total operating expenses	443,804
Net loss	$(48,307)

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

BALANCE, December 31, 2013	$255,177
Cash distributions to members	(23,089)
Net Loss for 2014	(48,307)
BALANCE, December 31, 2014	$183,781

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH PROVIDED (USED):	
Operations-	
Net income (loss)	$(48,307)
Expenses in net income not using cash-	
Depreciation expense	3,825
Changes in assets and liabilities affecting operations-	
Accounts receivable	(27,550)
Employee advance	25,000
Accounts payable	(2,963)
Accrued liabilities	512
Cash provided by operations	(49,483)
Investing-	
Purchase of equipment	(990)
Cash used by investing	(990)
Financing-	
Distributions to members	(23,089)
Cash used by financing	(23,089)
(Decrease) in cash	(73,562)
CASH, Beginning of year	131,545
CASH, End of year	$ 57,983

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, LLC (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a manager managed, limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the regulatory organization presently known as the Financial Industry Regulatory Authority (FINRA). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising expense was $3,590 for the year ended December 31, 2014.

Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues: financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients. Accounts receivable represent billings to clients which remain unpaid at the balance sheet date. Management evaluates trade accounts on a regular basis and when an account is considered uncollectible, it is written off. There were no accounts receivable written off in 2014. At December 31, 2014, receivables 90 days or more the outstanding were $11,231. In management's opinion, the reserve for doubtful accounts is adequate.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment and furniture	5-7 years
Software	3-5 years
Leasehold improvements	7-15 years

Depreciation expense was $3,825 in 2014.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax in 2014. The Company paid $26 in interest in 2014.

Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken a tax position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2014 and 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits for any open tax years. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

Subsequent Events

For purposes of evaluating the effect of subsequent events on these financial statements, known events occurring through January 16, 2015, the date of the date the statements were available to be issued have been considered.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2014, the three largest clients accounted for 89% of revenue and the largest client accounted for 63% of total revenue. Given the nature of the Company's business, revenues in 2015 are likely to be generated by different clients than those who generated revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2014 the Company did not make any contributions to the plan.

4. COMMITMENTS:

The Company leases its offices under a month to month lease. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The building lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent was $7,800 per month in 2014. Total rent expense paid to Pearl Properties was $93,600 in 2014.

5. NON-MARKETABLE SECURITIES:

Closely held investments include warrants to purchase common stock in Instructional Technologies, Inc. and Routeware, Inc. These investments are carried at cost of $2.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $53,403 and its ratio of aggregate indebtedness to net capital was .086 to 1.

7. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

The Company maintains checking and money market accounts in a commercial bank. Cash in these accounts may at times exceed the FDIC insured limit of $250,000.

VEBER PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

NET CAPITAL:	
Total members' equity at December 31, 2014	$183,781
Deductions of non-allowable assets -	
Client receivables	(124,231)
Furniture and equipment, net	(6,145)
Prepaid expenses and advances	-
Other investments	(2)
Total deductions	(130,378)
Net capital	53,403
Minimum net capital required	5,000
Excess of net capital on hand over minimum required net Capital	$ 48,403
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Accounts payable	$ 3,133
Other accrued liabilities	1,447
Total aggregate indebtedness	$ 4,580
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.086 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
(Included in Part IIA Form X-17A-5 as of December 31, 2014)	
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 53,403
Audit adjustment	-
Net capital per above	$ 53,403

Veber Partners, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2014

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Veber Partners, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Veber Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Veber Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Veber Partners, LLC stated that Veber Partners, LLC met the identified exemption provisions from June 1, 2014 through December 31, 2014 year without exception. Veber Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Veber Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 24, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

VEBER PARTNERS
NASD Member

Private Investment Banking
For Northwest Companies
605 NW 11th Avenue
Portland, Oregon 97209-3235
Phone: (503) 229-4400
Fax: (503) 227-5067
advisors@veber.com
http://www.veber.com

Assertions Regarding Exemption Provisions

We, as members of management of Veber Partners LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Veber Partner LLC

By:

Gayle L. Veber

Gayle Veber, Managing Partner

February 13, 2015